Exhibit 99.1
Company Law Board Withdraws Four of the Government Appointed
Directors from the Board of Satyam
HYDERABAD, India, July 17th 2009: Mahindra Satyam, the new brand identity of Satyam Computer Services Ltd. (NYSE:SAY), a leading global consulting and IT services provider, announced today that the Company Law Board has given permission to the Central Government to withdraw FOUR of the SIX directors appointed by it on the Board of Directors of the Satyam Computer Services Limited. Following the Order, the Government today evening decided to retain Mr. Achutan and Mr. T. N. Manoharan on the Board of the Company.
The Central Government, after getting permission from the Company Law Board on 9th January this year, had appointed the following six eminent directors on the Board of the Company under the Chairmanship of Mr. Kiran Karnik on 11.01.2009 and 15.01.2009 : Mr. Kiran Karnik, Mr. Deepak Parekh, Mr.C. Achutan, Mr. Tarun Das, Mr. T.N.Manoharan and Mr. Suryakant Balkrishna Mainak.
While passing this order, Company Law Board has extended its compliments and appreciation to all the SIX board of directors for providing their commendable leadership to the company during the troubled times and enabling stabilization and smooth transition of control of the company to the strategic investor,
A copy of the Company Law Board order can be obtained from the company website(www. mahindrasatyam.net)
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About Mahindra Satyam
Mahindra Satyam (NYSE: SAY) is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance.
The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $6.3 billion Mahindra Group, a global industrial conglomerate and one of the top 10 industrial firms based in India. The Group’s interests span financial services, automotive products, trade, retail and logistics, information technology and infrastructure development.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.net)

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India	Sridhar Maturi Sridhar_Maturi@Satyam.com
+91-984-901-7000
Ritika Kaushik Ritika_Kaushik@satyam.com
+91-970-326-9292
US	Bob Olivier Robert_Olivier@Satyam.com
+1-301-654-0535
Europe	Isabell Rondslatt Isabell_Rondslatt@Satyam.com
+31-622-126-006
Asia-Pacific	Dan Bleakman Dan@howorth.com.au
+61-439-408-484
Reshma Wad Jain Reshma@wer1.net
+65-98-140-507
About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.